September 5, 2023

Via EDGAR:

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landstar System, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed February 24, 2023

File No. 000-21238

Ladies and Gentlemen:

On behalf of Landstar System, Inc. (the “Company”), we acknowledge receipt by the Company of the letter dated August 29, 2023 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 10-K of the Company.

As discussed with the Staff on September 1, 2023, additional time will be required in order to schedule a conference call with the Staff and members of the Company’s senior management team, and to respond to the Staff’s comments, due to pre-existing conflicts over the next several weeks. Accordingly, the Company is requesting an extension to September 27, 2023.

We are grateful for the Staff’s accommodation in this matter. If you have any questions regarding this letter, please do not hesitate to call me at
(212) 909-6121 or Steve Slutzky at (212) 909-6036.

Best Regards,

/s/ Ben Pedersen

cc:	James Todd, Vice President, Chief Financial Officer and Assistant Secretary

Michael K. Kneller, Vice President, General Counsel and Secretary

Yolanda Guobadia, Division of Corporate Finance

Gus Rodriguez, Division of Corporate Finance

Steve Slutzky, Debevoise & Plimpton LLP